UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS CORPORATION

As at March 31, 2023 and December 31, 2022 and for the
three months ended March 31, 2023 and 2022

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	March 31, 2023	December 31, 2022
Assets
Current Assets
Cash and cash equivalents	4	$810	$736
Financial assets	5	111	80
Accounts and other receivable, net	7	2,554	2,303
Inventory, net	8	655	635
Other assets	10	1,440	1,126
		5,570	4,880
Non-Current Assets
Financial assets	5	364	417
Accounts and other receivable, net	7	958	888
Other assets	10	369	340
Property, plant and equipment	11	3,731	3,765
Deferred income tax assets		674	626
Intangible assets	12	9,037	9,295
Equity accounted investments	14	247	251
Goodwill	13	6,628	6,914
		$27,578	$27,376
Liabilities and Equity
Current Liabilities
Accounts payable and other	15	$4,309	$4,333
Non-recourse borrowings in subsidiaries of the company	17	611	415
Exchangeable and class B shares	6	1,358	1,237
		6,278	5,985
Non-Current Liabilities
Accounts payable and other	15	3,339	3,306
Non-recourse borrowings in subsidiaries of the company	17	12,585	12,498
Deferred income tax liabilities		1,490	1,516
		$23,692	$23,305
Equity
Brookfield Business Partners (1)	21	$192	$359
Non-controlling interests		3,694	3,712
		3,886	4,071
		$27,578	$27,376
____________________________________
(1)Common equity is attributable to the partnership both prior to the special distribution and subsequent thereto as a result of the partnership holding all of the class C shares issued by the company. See Note 2(b), for further details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2023	2022
Revenues	20	$2,921	$2,251
Direct operating costs	19	(2,551)	(2,025)
General and administrative expenses		(107)	(68)
Interest income (expense), net		(279)	(107)
Equity accounted income (loss), net	14	(3)	1
Gain (loss) on acquisitions/dispositions, net	9	14	—
Remeasurement of exchangeable and class B shares	6	(121)	(168)
Other income (expense), net		(57)	(43)
Income (loss) before income tax		(183)	(159)
Income tax (expense) recovery
Current		(45)	(16)
Deferred		43	12
Net income (loss)		$(185)	$(163)
Attributable to:
Brookfield Business Partners (1)		$(140)	$(164)
Non-controlling interests		(45)	1
		$(185)	$(163)
____________________________________
(1)Net income (loss) is attributable to Brookfield Business Partners both prior to the special distribution and subsequent thereto as a result of the partnership holding all of the class C shares issued by the company. See Note 2(b) for further details.
(2)Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share (“IAS 33”). See Note 2(b) for further details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2023	2022
Net income (loss)		$(185)	$(163)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		3	213
Net investment and cash flow hedges	4	(62)	80
Taxes on the above items		20	(3)
Reclassification to profit or loss		(18)	11
Total other comprehensive income (loss)		(57)	301
Comprehensive income (loss)		$(242)	$138
Attributable to:
Brookfield Business Partners (1)		$(162)	$(59)
Non-controlling interests		(80)	197
		$(242)	$138
____________________________________
(1)Comprehensive income is attributable to Brookfield Business Partners both prior to the special distribution and subsequently as a result of the partnership holding all of the class C shares issued by the company. See Note 2(b) for further details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2023	$737	$118	$(161)	$(335)	$359	$3,712	$4,071
Net income (loss)	—	(140)	—	—	(140)	(45)	(185)
Other comprehensive income	—	—	—	(22)	(22)	(35)	(57)
Total comprehensive income (loss)	—	(140)	—	(22)	(162)	(80)	(242)
Contributions	—	—	—	—	—	93	93
Distributions	—	—	—	—	—	(63)	(63)
Ownership changes	—	—	(5)	—	(5)	32	27
Balance as at March 31, 2023	$737	$(22)	$(166)	$(357)	$192	$3,694	$3,886
Balance as at January 1, 2022	$159	$(712)	$445	$(408)	$(516)	$1,652	$1,136
Net income (loss)	—	(164)	—	—	(164)	1	(163)
Other comprehensive income	—	—	—	105	105	196	301
Total comprehensive income (loss)	—	(164)	—	105	(59)	197	138
Contributions	7	—	—	—	7	—	7
Distributions	—	(81)	—	—	(81)	(219)	(300)
Ownership changes	—	—	(24)	—	(24)	—	(24)
Special distribution (2)	571	—	(571)	—	—	—	—
Balance as at March 31, 2022	$737	$(957)	$(150)	$(303)	$(673)	$1,630	$957
____________________________________
(1)See Note 18 for additional information.
(2)See Note 1(b) for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2023	2022
Operating Activities
Net income (loss)		$(185)	$(163)
Adjusted for the following items:
Equity accounted earnings, net of distributions	14	8	—
Depreciation and amortization expense	19	282	149
Gain on acquisitions/dispositions, net	9	(14)	—
Provisions and other items		25	38
Deferred income tax expense (recovery)		(43)	(12)
Remeasurement of exchangeable and class B shares	6	121	168
Changes in non-cash working capital, net	24	(334)	(146)
Cash from (used in) operating activities		(140)	34
Financing Activities
Proceeds from non-recourse borrowings in subsidiaries of the company		355	257
Repayment of non-recourse borrowings in subsidiaries of the company		(103)	(66)
Proceeds from other financing		17	9
Repayment of other financing		(30)	(31)
Lease liability repayment		(30)	(24)
Capital provided by others who have interests in operating subsidiaries		92	—
Distributions to exchangeable shareholders	6	(5)	—
Repayment from Brookfield Business Partners		11	271
Repayment to Brookfield Business Partners		(43)	(271)
Distributions to others who have interests in operating subsidiaries		(175)	(219)
Contributions from (distributions to) Brookfield Business Partners		—	(81)
Cash from (used in) financing activities		89	(155)
Investing Activities
Acquisitions
Property, plant and equipment and intangible assets		(173)	(144)
Financial assets and other		(1)	—
Dispositions
Subsidiaries, net of cash disposed	9	274	—
Property, plant and equipment and intangible assets		9	9
Financial assets and other		3	—
Net settlement of hedges		(4)	—
Restricted cash and deposits		2	—
Cash from (used in) investing activities		110	(135)
Cash and cash equivalents
Change during the period		59	(256)
Impact of foreign exchange		15	29
Balance, beginning of year		736	894
Balance, end of period		$810	$667
Supplemental cash flow information is presented in Note 24.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
(a)Brookfield Business Corporation
    Brookfield Business Corporation and its subsidiaries (“BBUC” or the “company”), is an owner and operator of services and industrials operations on a global basis (the “businesses”). The company was formed as a corporation established under the British Columbia Business Corporations Act on June 21, 2021 and is a subsidiary of Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) (the “partnership”, or collectively with its subsidiaries, excluding the company, “Brookfield Business Partners”). Brookfield Business Partners, the company and respective subsidiaries, are referred to collectively as the group. Brookfield Corporation, formerly Brookfield Asset Management Inc. (“Brookfield Corporation” or together with its controlled subsidiaries, excluding the group, “Brookfield”), is the ultimate parent of the company and the group. Brookfield Business Partners holds all the issued and outstanding class B shares and class C shares of the company as at March 31, 2023. The registered head office of the company is 250 Vesey Street, New York, NY 10281, United States. The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of the company are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BBUC”. The exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of the partnership. Given the economic equivalence, the market price of the exchangeable shares will be significantly impacted by the market price of the LP Units and the combined business performance of the company and Brookfield Business Partners as a whole.
(b)Special Distribution of the Company
    On March 15, 2022, the group completed a special distribution (the “special distribution”) whereby the partnership’s unitholders of record as of March 7, 2022 received one exchangeable share for every two LP Units held.
    Prior to the special distribution, the company amended its articles of incorporation to provide for the exchangeable shares, class B shares and class C shares. See Note 1(b) (i) and (ii) below for further details. The approximate 7 million common shares of the company were converted into approximately 26 million class C shares and a subsidiary of the partnership subscribed for one class B share of the company for nominal consideration. The conversion of common equity to class C shares is shown as “Special distribution” in the unaudited interim condensed consolidated statements of changes in equity for the three-month period ended March 31, 2022 and represents the value of the share capital which relates to the class C shares. Prior to filing the articles of amendment, a subsidiary of the partnership contributed cash of $271 million to the company in exchange for a non interest-bearing demand promissory note of the company. The company issued approximately 73 million exchangeable shares and $50 million cash to the subsidiary of the partnership to settle the $271 million non-interest bearing demand promissory note along with the approximately $1.9 billion of non-interest bearing demand promissory notes issued in November 2021. The subsidiary of the partnership then distributed the exchangeable shares to Brookfield Business L.P. (“Holding LP”).
    Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Holding LP (the “Holding LP Distribution”) of the exchangeable shares to all the holders of its equity units. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries (other than entities within the group) received approximately 35 million exchangeable shares and (ii) the partnership received approximately 38 million exchangeable shares, which it subsequently distributed to its unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of LP Units, excluding Brookfield, held approximately 35.3% of the issued and outstanding exchangeable shares of the company, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in the company, and all of the issued and outstanding class C non-voting shares, or class C shares, of the company. The class C shares entitle Brookfield Business Partners to all of the residual value in the company after payment in full of the amount due to holders of exchangeable shares and class B shares.
    Holders of exchangeable shares held an aggregate 25% voting interest in the company. Immediately after the special distribution, Brookfield, through its ownership of exchangeable shares, held an approximate 16% voting interest in the company. Holders of exchangeable shares, excluding Brookfield, held an approximate 9% aggregate voting interest in the company. Together, Brookfield and Brookfield Business Partners held an approximate 91% voting interest in the company.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
    The following describes the agreements resulting from the special distribution:
(i)Class A exchangeable subordinate voting shares
    At any time, holders of exchangeable shares have the right to exchange all or a portion of their exchangeable shares for one LP Unit per exchangeable share held or its cash equivalent based on the NYSE closing price of one LP Unit on the date that the request for exchange is received. Due to their exchangeable features, the exchangeable shares are classified as liabilities.
    The company has the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of certain redemption events.
(ii)Class B shares and class C shares
    At any time, holders of class B shares and class C shares have the right to redeem for cash an amount equal to the market price of an LP Unit. Due to this cash redemption feature, both class B shares and class C shares are classified as financial liabilities. However, the class C shares, the most subordinated class of all of the company’s common shares, meet certain qualifying criteria and will be presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32, Financial instruments: presentation (“IAS 32”).
(iii)Credit facilities
    The company entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within the group. The credit agreement under which the company is the borrower permits it to borrow up to $1 billion from Brookfield Business Partners, and the other credit agreement permits Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility contemplates a deposit arrangement pursuant to which the lender thereunder may, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
(iv)Equity commitment
    Brookfield Business Partners provided the company an equity commitment in the amount of $2 billion. The equity commitment may be called by the company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Business Partners, corresponding to the amount of the equity commitment called divided by (i) in the case of a subscription for class C shares, the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which the exchangeable shares are listed for the five (5) days immediately preceding the date of the call, or (ii) in the case of a subscription for preferred shares, $25.00 per share. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Business Partners continues to control the company and has the ability to elect a majority of the company’s board of directors (the “Board of Directors”).
(v)Other arrangements with Brookfield
    Wholly-owned subsidiaries of Brookfield provide management services to the company pursuant to Brookfield Business Partners’ existing master services agreement, or the Master Services Agreement. There was no change in how the base management fee and incentive distribution fees are calculated as a result of the special distribution. The company is responsible for reimbursing Brookfield Business Partners for its proportionate share of the total base management fee. The company’s proportionate share of the base management fee is calculated on the basis of the value of the company’s business relative to that of Brookfield Business Partners.
    Further details of the Master Services Agreements are described in Note 22.
(vi)Credit guarantee agreement
    A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of Brookfield Business Partners under Brookfield Business Partners’ $2.3 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Statement of compliance
    The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim financial reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the annual audited financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.
    The unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the company and authorized for issue on May 9, 2023.
(b)Basis of presentation
    These unaudited interim condensed consolidated financial statements should be read in conjunction with the company’s December 31, 2022 audited financial statements. The unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2022 audited financial statements, unless otherwise noted.
    The results reported in these unaudited interim condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
    All figures are presented in millions of U.S. dollars, unless otherwise noted.
    The unaudited interim condensed consolidated financial statements have been prepared on the basis of historical cost except for certain financial instruments measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
Consolidation
    These unaudited interim condensed consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the unaudited interim condensed consolidated statements of financial position.
Earnings per Share
    The company’s basic and diluted earnings per share have not been presented in the unaudited interim condensed consolidated financial statements. As outlined in Note 6, exchangeable shares and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned note for further details.
(i)Critical accounting judgements and measurement uncertainty
    The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period that are not readily apparent from other sources. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
(c)New accounting policies adopted
    The company has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
(i)    Amendment to IAS 12 Income taxes (“IAS 12”)
    The amendments clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences.
    The company adopted these amendments on January 1, 2023 and the adoption did not have an impact on the company’s unaudited interim condensed consolidated financial statements.
(ii)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
    The amendments aim to provide accounting policy disclosures that are more useful by replacing the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies and adding guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.
    The company adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the company’s unaudited interim condensed consolidated financial statements.
(d)Future changes in accounting policies
(i)Amendments to IAS 1 Presentation of Financial Statements (“IAS 1”)
    The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company is currently assessing the impact of these amendments.
    There are currently no other future changes to IFRS with expected material impacts on the company.
NOTE 3. ACQUISITION OF BUSINESSES
    When determining the basis of accounting for the company’s investees, the company evaluates the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the company has power over the acquired entities and an ability to use its power to affect the returns of these entities.
    The company accounts for business combinations using the acquisition method of accounting, pursuant to which identifiable tangible and intangible assets and liabilities are recognized and measured on the basis of the estimated fair values at the date of acquisition.
(a)Acquisitions completed in the three months ended March 31, 2023
There were no significant acquisitions during the three months ended March 31, 2023.
(b)Acquisitions completed in 2022
    CDK Global, Inc. (“CDK Global”)
    On July 6, 2022, the company, together with institutional partners, acquired a 100% economic interest in CDK Global, a provider of technology services and software solutions to automotive dealers. Total consideration was $8.3 billion, funded with debt and equity. The company received 100% of the voting rights, which provided the company with control, and accordingly, the company has consolidated the business for financial reporting purposes.
    Goodwill of $4.6 billion was recognized and represents growth the company expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $4.8 billion were acquired as part of the transaction, comprising customer relationships, trademarks, and developed technology. Other items included $301 million of cash and cash equivalents, $375 million of accounts receivable and other, $949 million of accounts payable and other, $1.1 billion of deferred tax liabilities and $361 million of other net assets. Transaction costs of approximately $15 million were recorded as other expenses in the 2022 consolidated statements of operating results. Non-controlling interests of $81 million were recognized and measured at fair value.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
    BHI Energy, Inc. (“BHI Energy”)
    On May 27, 2022, the company’s nuclear technology services operations acquired 100% economic interest in BHI Energy for total consideration of $737 million. The company received 100% of voting rights through its nuclear technology operations, which provided the company with control, and accordingly, the company has consolidated the business for financial reporting purposes.
     Goodwill of $257 million was recognized, of which $68 million was deductible for tax purposes and represents growth the company’s nuclear technology services operations expect to experience from the operations. Intangible assets of $390 million were acquired as part of the transaction, comprising customer relationships and brand names. Other items include $90 million of other net assets. Transaction costs of approximately $8 million were recorded as other expenses in the 2022 consolidated statements of operating results.
    Spanish engineering and outages services business
    In March 2022, the company’s nuclear technology services operations closed the acquisition of a Spanish engineering and outage services business for cash consideration of $23 million, subject to purchase price adjustments, and accounted for the transaction as a business combination under IFRS 3.
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following table provides the details of financial instruments and their associated financial instrument classifications as at March 31, 2023:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$810	$810
Accounts and other receivable, net (current and non-current)	—	—	3,512	3,512
Other assets (current and non-current) (1)	—	—	476	476
Financial assets (current and non-current) (2)	17	159	299	475
Total	$17	$159	$5,097	$5,273
Financial liabilities
Accounts payable and other (current and non-current) (2) (3)	$3	$87	$4,680	$4,770
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	13,196	13,196
Exchangeable and class B shares (4)	—	—	1,358	1,358
Total	$3	$87	$19,234	$19,324
____________________________________
(1)Excludes prepayments, other assets and assets held for sale of $1,333 million.
(2)FVOCI includes $159 million of derivative assets and $87 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(3)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and other liabilities of $2,878 million.
(4)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b), the class C shares meet certain qualifying criteria and are presented as equity instruments in accordance with IAS 32. See Note 21 for additional information.
    Included in cash and cash equivalents as at March 31, 2023 is $462 million of cash (December 31, 2022: $522 million) and $348 million of cash equivalents (December 31, 2022: $214 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
    The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2022:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$736	$736
Accounts and other receivable, net (current and non-current)	—	—	3,191	3,191
Other assets (current and non-current) (1)	—	—	435	435
Financial assets (current and non-current) (2)	20	208	269	497
Total (3)	$20	$208	$4,631	$4,859
Financial liabilities
Accounts payable and other (2) (3)	$3	$70	$4,684	$4,757
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	12,913	12,913
Exchangeable and class B shares (4)	—	—	1,237	1,237
Total	$3	$70	$18,834	$18,907
____________________________________
(1)Excludes prepayments, other assets and assets held for sale of $1,031 million.
(2)FVOCI includes $208 million of derivative assets and $70 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(3)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and other liabilities of $2,882 million.
(4)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b), the class C shares meet certain qualifying criteria and are presented as equity instruments in accordance with IAS 32. See Note 21 for additional information.
(a)Hedging activities
Net investment hedges
    The company uses foreign exchange derivative contracts to manage foreign currency exposures arising from net investments in foreign operations. For the three months ended March 31, 2023, a pre-tax net loss of $11 million (March 31, 2022: pre-tax net loss of $12 million), was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at March 31, 2023, there was a derivative asset balance of $1 million (December 31, 2022: $nil) and derivative liability balance of $39 million (December 31, 2022: $28 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
    The company uses foreign exchange contracts and option contracts to hedge highly probable future transactions and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the three months ended March 31, 2023, a pre-tax net loss of $51 million (March 31, 2022: pre-tax net gain of $92 million), was recorded in other comprehensive income for the effective portion of cash flow hedges. As at March 31, 2023, there was an unrealized derivative asset balance of $158 million (December 31, 2022: $208 million) and a derivative liability balance of $48 million (December 31, 2022: $42 million) relating to the derivative contracts designated as cash flow hedges.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
(b)Fair value hierarchical levels – financial instruments
     The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at March 31, 2023 and December 31, 2022:

	March 31, 2023			December 31, 2022
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Derivative assets	$—	$161	$—	$—	$214	$—
Other financial assets	15	—	—	14	—	—
	$15	$161	$—	$14	$214	$—
Financial liabilities
Derivative liabilities	$—	$90	$—	$—	$71	$—
Other financial liabilities	—	—	—	—	—	2
	$—	$90	$—	$—	$71	$2
    There were no transfers between levels during the three months ended March 31, 2023.
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	March 31, 2023	December 31, 2022
Current
Restricted cash	$46	$44
Derivative assets	34	34
Loans and notes receivable	31	2
Total current	$111	$80
Non-current
Restricted cash	$214	$215
Derivative assets	127	180
Loans and notes receivable	8	8
Other financial assets	15	14
Total non-current	$364	$417
NOTE 6. EXCHANGEABLE SHARES, CLASS B SHARES AND CLASS C SHARES
    The exchangeable shares and the class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, the exchangeable shares and the class B shares were recognized at their fair value. Subsequent to initial recognition, the exchangeable shares and the class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one LP Unit.
    During the three months ended March 31, 2023, there were 494 exchangeable shares exchanged for LP Units (March 31, 2022: nil). As at March 31, 2023, the exchangeable shares and the class B shares were remeasured to reflect the closing price of one LP Unit, which was $18.62 per unit. Remeasurement gains or losses associated with the exchangeable shares and class B shares are recorded in remeasurement of exchangeable and class B shares in the unaudited interim condensed consolidated statements of operating results. During the three months ended March 31, 2023, $5 million of dividends were declared on the outstanding exchangeable shares of the company and included in interest income (expense), net in the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
    The following table provides a continuity schedule of outstanding exchangeable shares, and the class B shares, along with the carrying value of the corresponding liability and remeasurement gains and losses:

(US$ MILLIONS, except as noted)	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable shares and class B shares
Balance as at January 1, 2023	72,955,585	1	$1,237
Shares exchanged to LP Units	(494)	—	—
Remeasurement (gains) losses	—	—	121
Balance as at March 31, 2023	72,955,091	1	$1,358
    Similar to the exchangeable shares and class B shares, the class C shares are classified as liabilities due to their cash redemption feature. However, the class C shares, the most subordinated class of all the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 21 for further details related to class C shares.
NOTE 7. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	March 31, 2023	December 31, 2022
Current, net	$2,554	$2,303
Non-current, net
Accounts receivable	173	137
Retainer on customer contract	74	70
Billing rights	711	681
Total non-current, net	$958	$888
Total	$3,512	$3,191
    Non-current billing rights represent unbilled rights from the company’s water and wastewater operations in Brazil from revenues earned from the construction on public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
    The company’s construction operations has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at March 31, 2023 was $145 million (December 31, 2022: $142 million).
NOTE 8. INVENTORY, NET

(US$ MILLIONS)	March 31, 2023	December 31, 2022
Raw materials and consumables	$275	$270
Work in progress	162	155
Finished goods and other	218	210
Carrying amount of inventories	$655	$635
NOTE 9. DISPOSITIONS
(a)Dispositions completed in the three months ended March 31, 2023
Infrastructure Services - Power delivery business
During February 2023, the company’s nuclear technology services operations completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a gain of $14 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
(b)Dispositions completed in the three months ended March 31, 2022
For the three months ended March 31, 2022, the company did not recognize any gains or losses on dispositions.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
NOTE 10. OTHER ASSETS

(US$ MILLIONS)	March 31, 2023	December 31, 2022
Current
Work in progress (1)	$476	$435
Prepayments and other assets	440	391
Assets held for sale (2)	524	300
Total current	$1,440	$1,126
Non-current
Prepayments and other assets	$369	$340
Total non-current	$369	$340
____________________________________
(1)See Note 16 for additional information.
(2)During the quarter, the company’s dealer software and technology services operations entered into an agreement for the sale of a non-core division.
NOTE 11. PROPERTY, PLANT AND EQUIPMENT
The following table presents the change in the balance of property, plant and equipment for the three-month period ended March 31, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	March 31, 2023	December 31, 2022
Gross carrying amount
Balance at beginning of period	$4,810	$4,820
Additions (cash and non-cash)	109	386
Dispositions	(40)	(57)
Acquisitions through business combinations (1)	—	152
Assets reclassified as held for sale (2)	(8)	(79)
Foreign currency translation and other	(27)	(412)
Balance at end of period	$4,844	$4,810
Accumulated depreciation and impairment
Balance at beginning of period	$(1,045)	$(784)
Depreciation and impairment expense	(85)	(346)
Dispositions	10	36
Assets reclassified as held for sale (2)	2	7
Foreign currency translation and other	5	42
Balance at end of period	$(1,113)	$(1,045)
Net book value (3)	$3,731	$3,765
____________________________________
(1)See Note 3 for additional information.
(2)See Note 10 for additional information.
(3)Includes right-of-use assets of $402 million as at March 31, 2023 (December 31, 2022: $418 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
NOTE 12. INTANGIBLE ASSETS
The following table presents the change in the balance of intangible assets for the three-month period ended March 31, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	March 31, 2023	December 31, 2022
Gross carrying amount
Balance at beginning of period	$10,693	$5,087
Additions	113	439
Dispositions	(69)	(1)
Acquisitions through business combinations (1)	—	5,217
Assets reclassified as held for sale (2)	(263)	(159)
Foreign currency translation	103	110
Balance at end of period	$10,577	$10,693
Accumulated amortization
Balance at beginning of period	$(1,398)	$(861)
Amortization and impairment expense	(197)	(561)
Dispositions	69	2
Assets reclassified as held for sale (2)	13	29
Foreign currency translation	(27)	(7)
Balance at end of period	$(1,540)	$(1,398)
Net book value	$9,037	$9,295
____________________________________
(1)See Note 3 for additional information.
(2)See Note 10 for additional information.
NOTE 13. GOODWILL
The following table presents the change in the balance of goodwill for the three-month period ended March 31, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	March 31, 2023	December 31, 2022
Balance at beginning of period	$6,914	$2,216
Acquisitions through business combinations (1)	—	4,836
Assets reclassified as held for sale (2)	(249)	(11)
Foreign currency translation	(37)	(127)
Balance at end of period	$6,628	$6,914
____________________________________
(1)See Note 3 for additional information.
(2)See Note 10 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
NOTE 14. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of equity accounted investments for the three-month period ended March 31, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	March 31, 2023	December 31, 2022
Balance at beginning of period	$251	$70
Acquisitions through business combinations (1)	—	184
Share of net income (loss)	(3)	13
Distributions received	(5)	(16)
Foreign currency translation	4	—
Balance at end of period	$247	$251
____________________________________
(1)See Note 3 for additional information.
NOTE 15. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	March 31, 2023	December 31, 2022
Current
Accounts payable	$1,207	$1,253
Accrued and other liabilities (1)	861	805
Lease liabilities	76	76
Financial liabilities (2)	151	145
Work in progress (3)	1,170	1,175
Provisions and decommissioning liabilities	582	609
Liabilities associated with assets held for sale	34	42
Loan payable to Brookfield Business Partners	228	228
Total current	$4,309	$4,333
Non-current
Accounts payable	$86	$84
Accrued and other liabilities (1)	606	573
Lease liabilities	401	423
Financial liabilities (2)	1,682	1,694
Work in progress (3)	46	49
Provisions and decommissioning liabilities	518	483
Total non-current	$3,339	$3,306
____________________________________
(1)Includes post-employment benefits of $390 million ($12 million current and $378 million non-current) as at March 31, 2023, and $385 million ($14 million current and $371 million non-current) as at December 31, 2022.
(2)Includes financial liabilities of $1,641 million ($71 million current and $1,570 million non-current) as at March 31, 2023, and $1,673 million ($74 million current and $1,599 million non-current) as at December 31, 2022 related to the sale and leaseback of hospitals.
(3)See Note 16 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
NOTE 16. CONTRACTS IN PROGRESS

(US$ MILLIONS)	March 31, 2023	December 31, 2022
Contract costs incurred to date	$20,998	$21,014
Profit recognized to date (less recognized losses)	2,126	2,044
	$23,124	$23,058
Less: progress billings	(23,864)	(23,847)
Contract work in progress (liability)	$(740)	$(789)
Comprising:
Amounts due from customers – work in progress	$476	$435
Amounts due to customers – creditors	(1,216)	(1,224)
Net work in progress	$(740)	$(789)
NOTE 17. BORROWINGS
    Current and non-current non-recourse borrowings in subsidiaries of the company as at March 31, 2023, net of deferred financing costs, premiums and discounts were $611 million and $12,585 million (December 31, 2022: $415 million and $12,498 million). Non-recourse borrowings in subsidiaries of the company include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
    The company has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities, and notes and debentures which are subject to fixed or floating rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
    The company’s operations are currently in compliance with all covenant requirements, and the company continues to work with its subsidiaries to monitor performance against such covenant requirements.
NOTE 18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Brookfield Business Partners
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to Brookfield Business Partners for the three-month period ended March 31, 2023 and 2022:

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(466)	$131	$(335)
Other comprehensive income (loss)	(3)	(19)	(22)
Balance as at March 31, 2023	$(469)	$112	$(357)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(440)	$32	$(408)
Other comprehensive income (loss)	85	20	105
Balance as at March 31, 2022	$(355)	$52	$(303)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 19. DIRECT OPERATING COSTS
    The company has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of the company are disclosed in Note 22. Key decision makers of the company are all employees of the ultimate parent company or its subsidiaries, which provide management services under a master services agreement with Brookfield (the “Master Services Agreement”).
    Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
(US$ MILLIONS)	2023	2022
Inventory costs	$369	$247
Subcontractor and consultant costs	621	681
Concession construction materials and labor costs	75	79
Depreciation and amortization expense	282	149
Compensation	913	626
Other direct costs	291	243
Total	$2,551	$2,025
    Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
NOTE 20. REVENUES
(a)Revenues by type
    The following table summarizes the company’s revenues by type of revenue for the three months ended March 31, 2023 and 2022.

	Three Months Ended March 31,
(US$ MILLIONS)	2023	2022
Revenues by type
Revenues from contracts with customers	$2,921	$2,231
Other revenues	—	20
Total revenues	$2,921	$2,251
(b)Timing of recognition of revenues from contracts with customers
    The following table summarizes the company’s revenues by timing of revenue recognition for the total revenues from contracts with customers for the three months ended March 31, 2023 and March 31, 2022:

	Three Months Ended March 31,
(US$ MILLIONS)	2023	2022
Timing of revenue recognition
Goods and services provided at a point in time	$1,110	$916
Services transferred over a period of time	1,811	1,315
Total revenues from contracts with customers	$2,921	$2,231
(c)    Revenues by geography
    The following table summarizes the company’s revenues by geography for revenues from contracts with customers for the three months ended March 31, 2023 and March 31, 2022:

	Three Months Ended March 31,
(US$ MILLIONS)	2023	2022
United Kingdom	$234	$206
United States of America	1,133	445
Europe	219	215
Australia	946	1,040
Canada	73	38
Brazil	224	206
Other	92	81
Total revenues from contracts with customers	$2,921	$2,231
Other revenues	—	20
Total revenues	$2,921	$2,251

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
NOTE 21. EQUITY
    The following table provides a continuity of the company’s outstanding equity for the three-month period ended March 31, 2023:

	Class C shares
(US$ MILLIONS, except as noted)	Shares outstanding (Shares)	Share capital
Balance as at January 1, 2023	25,934,121	$737
Balance as at March 31, 2023	25,934,121	$737
    In connection with the special distribution, the company issued approximately 73 million exchangeable shares, 1 class B share and approximately 26 million class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, the class C shares, the most subordinated of all of the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 6 for further details related to the exchangeable shares and the class B shares.
    The value of share capital, which relates to the class C shares, was determined to be $28.41 based on the opening price of an LP Unit on March 15, 2022, the date of the special distribution.
NOTE 22. RELATED PARTY TRANSACTIONS
    In the normal course of operations, the company entered into the transactions below with related parties. The ultimate parent of the company is Brookfield Corporation. Other related parties of the company represent Brookfield Corporation’s subsidiaries and operating entities.
    Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Business Partners pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the total capitalization of Brookfield Business Partners. For purposes of calculating the Base Management Fee, the total capitalization of Brookfield Business Partners is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units), plus the value of securities of the other service recipients (including the exchangeable shares) that are not held by Brookfield Business Partners, plus all outstanding debt with recourse to a service recipient, less all cash held by such entities.
    The company reimburses Brookfield Business Partners for its proportionate share of the Base Management Fee. The Base Management Fee attributable to the company for the three months ended March 31, 2023 was $4 million (March 31, 2022: $1 million). The expense related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the unaudited interim condensed consolidated statements of operating results.
    An integral part of the company’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s investment mandate. In the normal course of business, the group and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the group, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the group’s best interests.
    Brookfield has entered into indemnity agreements with the company related to certain projects that were in place prior to the creation of Brookfield Business Partners. Under these indemnity agreements, Brookfield has agreed to indemnify or refund the company, as appropriate, for the receipt of payments relating to such projects.
    Brookfield entered into an agreement to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of the company). As at March 31, 2023, the amount subscribed from the company was $nil (December 31, 2022: $nil) and the amount subscribed from Brookfield Business Partners was $1,475 million (December 31, 2022: $1,475 million). Brookfield will have the right to cause the company or Brookfield Business Partners to redeem the preferred securities at par plus accrued and unpaid dividends to the extent of any net proceeds received by the company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
    As discussed in Note 1(b), prior to the special distribution, the company entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a 10-year revolving $1 billion credit facility to facilitate the movement of cash within the group. The credit facility permits the company to borrow up to $1 billion from Brookfield Business Partners and the other permits Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis. As at March 31, 2023, the amount outstanding on deposit is $57 million receivable from Brookfield Business Partners included in accounts and other receivable, net (December 31, 2022: $25 million).
    In connection with the special distribution, Brookfield Business Partners provided the company an equity commitment in the amount of $2 billion. The equity commitment may be called by the company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Business Partners, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which the exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, by $25.00 per share. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Business Partners continues to control the company and has the ability to elect a majority of the Board of Directors.
    From time to time, Brookfield may place funds on deposit with Brookfield Business Partners and the company, on terms approved by the independent directors of the company. Interest earned or incurred on such deposits is at market terms. As at March 31, 2023, the net deposit from Brookfield was $nil and the company incurred interest expense of $nil for the three months ended March 31, 2023 on these deposits.
    A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of Brookfield Business Partners under Brookfield Business Partners’ $2.3 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
    As at March 31, 2023, the company had a loan payable of $228 million to Brookfield Business Partners included in accounts payable and other, and a loan receivable from Brookfield of approximately $460 million included in accounts and other receivable, net. The loan payable is non-interest bearing and payable on demand, and the loan receivable accrues interest at the company’s cost of capital and is due on demand.
    Inclusive of those described above, the following table summarizes the transactions the company has entered into with related parties and balances the company has entered into for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
(US$ MILLIONS)	2023	2022
Transactions during the period
Revenues (1)	$47	$71
Interest income	8	—
____________________________________
(1)The company provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	March 31, 2023	December 31, 2022
Balances at end of period:
Accounts and other receivable, net	$710	$602
Accounts payable and other	267	269
NOTE 23. DERIVATIVE FINANCIAL INSTRUMENTS
    The company’s activities expose it to a variety of financial risks, including market risk (currency risk and interest rate risk) and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2023 and December 31, 2022 and
for the three months ended March 31, 2023 and 2022
    The aggregate fair values of the company’s derivative financial instruments are as follows:

	March 31, 2023		December 31, 2022
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$34	$(81)	$39	$(59)
Cross currency swaps	7	(9)	14	(12)
Interest rate derivatives	120	—	161	—
Total	$161	$(90)	$214	$(71)
Total current	$34	$(31)	$34	$(26)
Total non-current	$127	$(59)	$180	$(45)
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31,
(US$ MILLIONS)	2023	2022
Net interest paid (received)	$197	$76
Net income taxes paid (received)	7	4
    Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
    Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Three Months Ended March 31,
(US$ MILLIONS)	2023	2022
Accounts receivable	$(177)	$(25)
Inventory	(18)	—
Prepayments and other	(112)	(33)
Accounts payable and other	(27)	(88)
Changes in non-cash working capital, net	$(334)	$(146)
NOTE 25. SUBSEQUENT EVENTS
(a)Distribution
    On May 4, 2023, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per exchangeable share, payable on June 30, 2023 to shareholders of record as at the close of business on May 31, 2023.
(b)Completion of sale of non-core division
    On May 1, 2023, the company’s dealer software and technology services operations sold a non-core division servicing the heavy equipment sector for pre-tax consideration of approximately $490 million. The assets and liabilities associated with the component are classified as held for sale on the unaudited interim condensed consolidated statement of financial position as at March 31, 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction
    The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Business Corporation (our “company”). This MD&A is dated May 9, 2023 and has been approved by the board of directors of our company (the “Board of Directors”) for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this MD&A, pursuant to the authority delegated to it by the Board of Directors. The terms “we”, “us” and “our” refer to Brookfield Business Corporation, and our company’s direct and indirect operating entities as a group. This MD&A should be read in conjunction with our company’s most recently issued annual financial statements. Additional information is available on our website at https://bbu.brookfield.com/bbuc/overview, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov.
    The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of our company are structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) (the “partnership”, the “parent company” or, collectively with its subsidiaries, but excluding our company, “Brookfield Business Partners”). We believe economic equivalence is achieved through targeting identical dividends and distributions on the exchangeable shares and the LP Units and each exchangeable share being exchangeable at the option of the holder for one LP Unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the LP Units and the combined business performance of our company and Brookfield Business Partners as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bbu.brookfield.com. The information found on, or accessible through, https:// bbu.brookfield.com is not incorporated into and does not form a part of this MD&A.
    In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
Cautionary Statement Regarding Forward-Looking Statements and Information
    This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of our group, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
    Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of our group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

    Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•our limited operating history;
•general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the ability to appropriately manage human capital;
•the effect of applying future accounting changes;
•business competition;
•operational and reputational risks;
•technological change;
•changes in government regulation and legislation within the countries in which we operate;
•governmental investigations;
•litigation;
•changes in tax laws;
•ability to collect amounts owed;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics including COVID-19;
•the redemption of exchangeable shares by the company at any time or upon notice from the holder of the class B shares;
•the possible impact of international conflicts, wars and related developments including Russia’s invasion of Ukraine, terrorist acts and cyber terrorism; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States included in the “Risk Factors” section in our 2022 Annual Report.
    We qualify any and all of our forward-looking statements by these cautionary factors.
    We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
    For a more comprehensive list of risks and uncertainties, please refer to our 2022 Annual Report under the heading “Risk Factors” available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our company to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information.

Basis of Presentation
    The financial information in this MD&A is derived from the financial information included in the unaudited interim condensed consolidated financial statements of the company, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the IASB, and using the accounting policies the company applied in its annual consolidated financial statements as at and for the year ended December 31, 2022, except for the impact of the adoption of the new accounting policies and standards described within the New Accounting Policies Adopted section of this MD&A. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of the company and its consolidated subsidiaries, which are the entities over which our company has control.
    Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars.
Overview of Our Company
    Our company is a Canadian corporation established by Brookfield Business Partners as an alternative vehicle for investors who prefer investing in our group’s operations through a corporate structure. Each exchangeable share of our company is exchangeable at the option of the holder for one LP Unit or its cash equivalent and structured with the intention of providing an economic return equivalent to one LP Unit. Through our operating subsidiaries, we own and operate high-quality services and industrial operations that benefit from barriers to entry and/or are low-cost producers. We seek to build value by pursuing an operations-oriented approach to enhancing cash flows and opportunistically recycling capital to grow our existing operations and make new acquisitions. We strive to ensure that all our operations have a clear, concise business strategy built on competitive advantages, while focusing on profitability and the sustainability of cash flows.
Unaudited Interim Condensed Consolidated Results of Operations
    The table below summarizes our results of operations for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
(US$ MILLIONS)	2023	2022
Revenues	$2,921	$2,251
Direct operating costs	(2,551)	(2,025)
General and administrative expenses	(107)	(68)
Interest income (expense), net	(279)	(107)
Equity accounted income (loss), net	(3)	1
Gain (loss) on acquisitions/dispositions, net	14	—
Remeasurement of exchangeable and class B shares	(121)	(168)
Other income (expense), net	(57)	(43)
Income (loss) before income tax	(183)	(159)
Income tax (expense) recovery
Current	(45)	(16)
Deferred	43	12
Net income (loss)	$(185)	$(163)
Attributable to:
Brookfield Business Partners	$(140)	$(164)
Non-controlling interests	(45)	1
	$(185)	$(163)
Comparison of the three months ended March 31, 2023 and 2022
    For the three months ended March 31, 2023, net loss increased by $22 million to $185 million, compared to a net loss of $163 million for the three months ended March 31, 2022.

Revenues
    For the three months ended March 31, 2023, revenues increased by $670 million to $2,921 million, compared to $2,251 million for the three months ended March 31, 2022. The increase was primarily due to contributions from our dealer software and technology services operations acquired in the third quarter of 2022 and increased revenues from our nuclear technology services operations primarily due to contributions from the add-on acquisitions completed during the prior year. The increase was partially offset by lower revenues from our construction operations. On a local currency basis, revenues from our healthcare services operations increased primarily due to higher admission rates, patient days and higher revenue per patient day. These contributions on a U.S. dollar basis were consistent with the prior period due to the impact of foreign exchange as the U.S. dollar strengthened against the Australian dollar.
Direct operating costs
    For the three months ended March 31, 2023, direct operating costs increased by $526 million to $2,551 million, compared to $2,025 million for the three months ended March 31, 2022. The increase was primarily due to contributions from acquisitions of our dealer software and technology services operations and the add-on acquisitions in our nuclear technology services operations completed during the prior year, partially offset by decreased costs at our construction operations.
General and administrative expenses
    For the three months ended March 31, 2023, general and administrative expenses increased by $39 million to $107 million, compared to $68 million for the three months ended March 31, 2022. The increase in general and administrative expenses was primarily due to contributions from our recent acquisitions.
Interest income (expense), net
    For the three months ended March 31, 2023, interest expense, net increased by $172 million to $279 million, compared to $107 million for the three months ended March 31, 2022. The increase was primarily due to borrowings associated with recent acquisitions combined with higher interest expense due to higher borrowings and interest rates. Interest expense includes $5 million of interest expense associated with the dividends accrued on the exchangeable shares.
Remeasurement of exchangeable and class B shares
    For the three months ended March 31, 2023, remeasurement losses on exchangeable and class B shares were $121 million compared to a remeasurement loss of $168 million for the three months ended March 31, 2022. The exchangeable and class B shares were remeasured to reflect the closing price of one LP Unit, $18.62 per unit as at March 31, 2023.
Other income (expense), net
    For the three months ended March 31, 2023, other expense, net increased by $14 million to $57 million, compared to $43 million for the three months ended March 31, 2022. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended March 31, 2023, the components of other income (expense), net include $31 million of business separation expenses, stand-up costs and restructuring charges, $15 million in transaction costs and $11 million of other expenses. For the three months ended March 31, 2022, the components of other income (expense), net include $11 million of net revaluation losses, $20 million of business separation expenses, stand-up costs and restructuring charges, $9 million in transaction costs and $3 million of other expenses.

Summary of Results
    Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2023	2022				2021
(US$ MILLIONS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$2,921	$3,124	$2,905	$2,318	$2,251	$2,488	$2,340	$2,452
Direct operating costs	(2,551)	(2,727)	(2,604)	(2,110)	(2,025)	(2,195)	(2,162)	(2,269)
General and administrative expenses	(107)	(103)	(129)	(72)	(68)	(66)	(74)	(80)
Interest income (expense), net	(279)	(254)	(248)	(133)	(107)	(96)	(106)	(100)
Equity accounted income (loss), net	(3)	7	3	2	1	2	2	—
Impairment reversal (expense), net	—	(21)	—	—	—	—	—	—
Gain (loss) on acquisitions/dispositions, net	14	—	—	—	—	—	—	—
Remeasurement of exchangeable and Class B shares	(121)	182	126	696	(168)	—	—	—
Other income (expense), net	(57)	(65)	(43)	(24)	(43)	(43)	(19)	(38)
Income (loss) before income tax	(183)	143	10	677	(159)	90	(19)	(35)
Income tax (expense) recovery
Current	(45)	(28)	(27)	(17)	(16)	7	(9)	(8)
Deferred	43	43	48	390	12	24	7	—
Net income (loss)	(185)	158	31	1,050	(163)	121	(21)	(43)
Attributable to:
Brookfield Business Partners	$(140)	$194	$92	$789	$(164)	$36	$1	$(12)
Non-controlling interests	(45)	(36)	(61)	261	1	85	(22)	(31)
	$(185)	$158	$31	$1,050	$(163)	$121	$(21)	$(43)
    Revenues and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. The majority of cyclical fluctuations are driven by our nuclear technology services operations which generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel; revenues are also impacted quarter-over-quarter based on volume of fuel shipments. Net income is impacted by periodic monetization gains, impairment losses and gains or losses on remeasurement of exchangeable shares.

Review of Consolidated Financial Position
    The following table is a summary of the unaudited interim condensed consolidated statements of financial position as at March 31, 2023 and December 31, 2022:

(US$ MILLIONS)	March 31, 2023	December 31, 2022
Assets
Cash and cash equivalents	$810	$736
Financial assets	475	497
Accounts and other receivable, net	3,512	3,191
Inventory, net	655	635
Other assets	1,809	1,466
Property, plant and equipment	3,731	3,765
Deferred income tax assets	674	626
Intangible assets	9,037	9,295
Equity accounted investments	247	251
Goodwill	6,628	6,914
	$27,578	$27,376
Liabilities and Equity
Liabilities
Accounts payable and other	$7,648	$7,639
Non-recourse borrowings in subsidiaries of the company	13,196	12,913
Exchangeable and class B shares	1,358	1,237
Deferred income tax liabilities	1,490	1,516
	$23,692	$23,305
Equity
Brookfield Business Partners	$192	$359
Non-controlling interests	3,694	3,712
	3,886	4,071
	$27,578	$27,376
Financial assets
    Financial assets decreased by $22 million to $475 million as at March 31, 2023, compared to $497 million as at December 31, 2022. The balance comprised loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The decrease was primarily due to fair value adjustments on derivative assets at our dealer software and technology services operations and at our water and wastewater operations.
Accounts receivable and other, net
    Accounts receivable and other, net increased by $321 million to $3,512 million as at March 31, 2023, compared to $3,191 million as at December 31, 2022. The increase was primarily due to timing of billed receivables in our nuclear technology services operations, our construction operations and our water and wastewater operations.
Other assets
    Other assets increased by $343 million to $1,809 million as at March 31, 2023, compared to $1,466 million as at December 31, 2022. Other assets increased due to the reclassification of a non-core division to assets held for sale at dealer software and technology services operations during the quarter, partially offset by the sale of non-core assets in our nuclear technology services operations which was previously included in assets held for sale.

Property, plant & equipment and intangible assets
    PP&E decreased by $34 million to $3,731 million as at March 31, 2023, compared to $3,765 million as at December 31, 2022. The decrease was primarily due to $85 million of regular depreciation expense and the impact of foreign exchange movements, partially offset by additions to PP&E of $109 million primarily at our nuclear technology services operations. As at March 31, 2023, PP&E included $402 million of right-of-use assets (December 31, 2022: $418 million).
    Intangible assets decreased by $258 million to $9,037 million as at March 31, 2023, compared to $9,295 million as at December 31, 2022. The decrease was primarily due to the reclassification of $263 million of a non-core division in our dealer software and technology services operations to assets held for sale during the quarter, combined with regular amortization expense.
    Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at our nuclear technology services operations, production costs associated with developing or enhancing proprietary technology as well as maintenance of computer and hosting equipment at our dealer software and technology services operations and maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations. In addition, we included additions to intangible assets in our water and wastewater operations within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the three months ended March 31, 2023 were $47 million and $96 million, respectively (2022: $42 million and $97 million, respectively).
Goodwill
    Goodwill decreased by $286 million to $6,628 million as at March 31, 2023, compared to $6,914 million as at December 31, 2022. The decrease was primarily due to reclassification of goodwill of $249 million associated with a non-core division in our dealer software and technology services operations to assets held for sale and the impact of foreign exchange movements during the quarter.
Accounts payable and other
    Accounts payable and other increased by $9 million to $7,648 million as at March 31, 2023, compared to $7,639 million as at December 31, 2022.
Non-recourse borrowings in subsidiaries of the company
    Borrowings are discussed in “Liquidity and Capital Resources”.
Summary Financial Information Related to the Partnership
    As the market price of our exchangeable shares is expected to be significantly impacted by the market price of the LP Units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details, please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

(US$ MILLIONS)	Three Months Ended March 31,
IFRS Measures	2023	2022
Revenues	$13,758	$13,427
Net income (loss)	203	(10)

(US$ MILLIONS)	As at
IFRS Measures	March 31, 2023	December 31, 2022
Total assets	$90,245	$89,250
Total liabilities	71,428	70,821
Total partnership capital	18,817	18,429

(US$ MILLIONS)	Three Months Ended March 31,
Non-IFRS Measure	2023	2022
Adjusted EBITDA (1)	$622	$486
____________________________________
(1)The partnership’s definition of these non-IFRS financial measures are included within the partnership’s periodic reporting referenced in the introductory section of this MD&A.
Liquidity and Capital Resources
    Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance.
    Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and monetizations of mature businesses, and access to public and private capital markets.
    As at March 31, 2023, the outstanding non-recourse borrowings in subsidiaries of the company were $13,196 million compared to $12,913 million as at December 31, 2022. Non-recourse borrowings in subsidiaries of the company comprised the following:

(US$ MILLIONS)	March 31, 2023	December 31, 2022
Term loans	$8,625	$8,595
Project financing	628	587
Notes and debentures	1,979	1,705
Credit facilities (1)	1,964	2,026
Total non-recourse borrowings in subsidiaries	$13,196	$12,913
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
    We principally finance our assets at the operating company level with debt that is non-recourse to both our company and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities and term loans with variable interest rates, and notes and debentures with fixed interest rates, with varying maturities ranging from on demand to 24 years. Borrowings increased by $283 million between March 31, 2023 and December 31, 2022, primarily due to higher borrowings at our water and wastewater operations.
    The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Certain of our borrowings are subject to financial maintenance covenants, including fixed charge coverage and leverage ratios. For the three months ended March 31, 2023, the financial performance of our businesses was in line with covenants and we took proactive measures, where necessary, to ensure compliance. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and we continue to work with our operating companies to monitor performance against such covenant requirements.
    The partnership has provided our company with an equity commitment in the amount of $2 billion in order to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility.

    Our company has also entered into two credit facilities with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving credit facility for purposes of providing our company and Brookfield Business Partners with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Our company may also establish credit facilities with one or more arm’s length banks. We intend to use the liquidity provided by the credit facilities for working capital purposes. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis. As at March 31, 2023, the amount outstanding on deposit is $57 million receivable from Brookfield Business Partners included in accounts and other receivable, net (December 31, 2022: $25 million).
    Brookfield entered into an agreement to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of our company). As at March 31, 2023, the amount subscribed from our company was $nil (December 31, 2022: $nil) and the amount subscribed from other subsidiaries of Brookfield Business Partners was $1,475 million (December 31, 2022: $1,475 million). Brookfield will have the right to cause the company or Brookfield Business Partners to redeem the preferred securities at par to the extent of any net proceeds received by our company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
Dividend Policy
    The board may declare dividends at its discretion. However, each exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit. Our company targets to declare and pay dividends on the exchangeable shares at the same time as distributions are declared and paid on the LP Units and targets that dividends on each exchangeable share are declared and paid in the same amount as distributions are declared and paid on each LP Unit to provide holders of exchangeable shares with an economic return equivalent to holders of the LP Units.
    The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per exchangeable share, payable on June 30, 2023 to shareholders of record as at the close of business on May 31, 2023. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution declared by the Board of Directors of the general partner of Brookfield Business Partners on its LP Units.
Cash Flow
    We believe that we have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.
    As at March 31, 2023, we had cash and cash equivalents of $810 million, compared to $736 million as at December 31, 2022. The net cash flows for the three months ended March 31, 2023 and March 31, 2022, were as follows:

	Three Months Ended March 31,
(US$ MILLIONS)	2023	2022
Cash flow provided by (used in) operating activities	$(140)	$34
Cash flow provided by (used in) financing activities	89	(155)
Cash flow provided by (used in) investing activities	110	(135)
Effect of foreign exchange rates on cash	15	29
Change in cash and cash equivalents	$74	$(227)
Cash flow provided by (used in) operating activities
    Total cash flow used in operating activities for the three months ended March 31, 2023 was $140 million compared to cash provided of $34 million for the three months ended March 31, 2022. The cash flow used in operating activities during the three months ended March 31, 2023 was primarily attributable to changes in non-cash working capital due to timing of receivables and payables at our nuclear technology services operations. Net of non-cash working capital changes, the cash flow provided by operating activities increased $14 million to $194 million for the three months ended March 31, 2023 compared to $180 million for the three months ended March 31, 2022, primarily due to cash generated by our dealer software and technology services operations acquired in July 2022.

Cash flow provided by (used in) financing activities
    Total cash flow provided by financing activities was $89 million for the three months ended March 31, 2023, compared to cash flow used in financing activities of $155 million for the three months ended March 31, 2022. During the three months ended March 31, 2023, cash flow provided by financing activities primarily related to proceeds from borrowings, net of repayments, which were $252 million, comprising increased borrowings at our nuclear technology services operations and our water and wastewater operations.
Cash flow provided by (used in) investing activities
    Total cash flow provided by investing activities was $110 million for the three months ended March 31, 2023, compared to cash flow used in investing activities of $135 million for the three months ended March 31, 2022. Our cash flows provided by investing activities were primarily related to proceeds of $274 million from the sale of the power delivery business at our nuclear technology services operations. This was partially offset by the acquisition of property, plant and equipment and intangible assets of $173 million within our water and wastewater operations and our nuclear technology services operations.
Off-Balance Sheet Arrangements
    In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at March 31, 2023, the total outstanding amounts were approximately $1.6 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the unaudited interim condensed consolidated financial statements.
    BBUC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) the obligations of Brookfield Business Partners under its $2.3 billion bilateral credit facilities and (ii) the obligations of Brookfield Business Partners under its $1 billion revolving acquisition credit facility with Brookfield. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
    Our construction operations and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
    In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevent us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
    From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
    On August 12, 2022, the TSX accepted a notice filed by the company of its intention to establish a normal course issuer bid (“NCIB”) for its exchangeable shares. Under the NCIB, the company is authorized to repurchase up to 5% of its issued and outstanding exchangeable shares as at August 9, 2022 or 3,647,810 shares, including up to 13,916 shares on the TSX during any trading day.
    During the three months ended March 31, 2023, the company did not repurchase any of its exchangeable shares.

Contractual Obligations
    An integral part of our company’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, our company may make commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
    In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at March 31, 2023:

	Payments as at March 31, 2023
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	2-5 Years	5+ Years
Borrowings	$13,550	$648	$2,860	$4,188	$5,854
Lease liabilities	879	86	81	152	560
Interest expense	4,332	878	801	1,640	1,013
Decommissioning liabilities	720	3	—	—	717
Pension obligations	3,813	88	88	279	3,358
Exchangeable and class B shares	1,358	1,358	—	—	—
Total	$24,652	$3,061	$3,830	$6,259	$11,502
Related Party Transactions
    We entered into a number of related party transactions with Brookfield as described in Note 22 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
    The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
    The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
    For further reference on accounting policies, critical judgments and estimates, see our “Significant Accounting Policies” contained in Note 2 of our annual consolidated financial statements as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.
Controls and procedures
    There were no changes in internal control over financial reporting that occurred during the period beginning on January 1, 2023 and ended on March 31, 2023 that have materially affected or are reasonably likely to materially affect internal control over financial reporting.
New Accounting Policies Adopted
(i)    Amendment to IAS 12 Income taxes (“IAS 12”)
    The amendments clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences.

The company adopted these amendments on January 1, 2023 and the adoption did not have an impact on the company’s unaudited interim condensed consolidated financial statements.
(ii)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
    The amendments aim to provide accounting policy disclosures that are more useful by replacing the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies and adding guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.
    The company adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the company’s unaudited interim condensed consolidated financial statements.

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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION.
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS CORPORATION. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 AND FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS